Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

- T5 Copy - NAI
    - From first-time investors to seasoned veterans, the Yieldstreet Prism Fund is designed to provide a new entry point to the alternative investment ecosystem for everyone. Build a portfolio of income-generating assets in real estate, art, commercial, legal finance, private business credit, and more with a single investment.
    - From first-time investors to seasoned veterans, the Yieldstreet Prism Fund is designed to provide a new entry point to the alternative investment ecosystem for everyone. The Yieldstreet Prism Fund currently has holdings across five alternative asset classes that have typically been inaccessible to certain individual investors: art, commercial, real estate, legal, and private business credit.
    - The Yieldstreet Prism Fund is now open for all! The Fund currently has holdings across five alternative asset classes that have typically been inaccessible to certain individual investors: art, commercial, real estate, legal, and private business credit.
    - Art and real estate are two of the oldest and most established asset classes in the world. The Yieldstreet Prism Fund allows individual investors access to build a portfolio of art, real estate, and more with a single investment.
    - All investors deserve access to investment products that work to generate consistent income distributions. The Yieldstreet Prism Fund was built to meet this challenge, and has now been opened to all investors. Discover how this fixed-income portfolio can help build your financial future.
    - Portfolio building typically goes beyond owning a few stocks. The Yieldstreet Prism Fund allows access to a blended portfolio of assets that have traditionally been inaccessible to certain individual investors. Access art, commercial, real estate, legal finance, private business credit, and more with just one investment. Discover how this fixed-income portfolio can help build your financial future today.
    - You deserve better than the 0.2% average returns from savings and money market accounts*. Stronger target yields are there for the taking for those curious enough to find them. The Yieldstreet Prism Fund combines investments across alternative asset classes to create a blended portfolio focused on income generation. Lock in your investment today.

*As of July 2020 per LendingTree

- The Yieldstreet Prism Fund is open for all! Secure your investment today.